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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 7)
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          NIELSEN MEDIA RESEARCH, INC.
                           (Name of Subject Company)
                            NINER ACQUISITION, INC.

                                 VNU USA, INC.
                                    VNU N.V.
                                   (Bidders)
                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                         ------------------------------

                                   653929307
                     (CUSIP Number of Class of Securities)
                         ------------------------------

                                   JAMES ROSS
                               VICE PRESIDENT AND
                                GENERAL COUNSEL
                                 VNU USA, INC.
                                 1515 BROADWAY
                               NEW YORK, NY 10036
                           TELEPHONE: (212) 536-6700
                           FACSIMILE: (212) 536-5243
(Name, Address and Telephone Number of Person authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                                    COPY TO:
                            STEPHEN F. ARCANO, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                           TELEPHONE: (212) 735-3000
                           FACSIMILE: (212) 735-2000
                                OCTOBER 26, 1999

      (Date of Event Which Requires Filing of Statement on Schedule 14D-1)

             TRANSACTION VALUE*                           AMOUNT OF FILING FEE**
               $2,655,938,245                                    $531,188

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 70,355,980 shares of common stock, $0.01 par value per share, including the associated share purchase rights (the "Shares"), of Nielsen Media Research, Inc. at a price of $37.75 per Share in cash, without interest. Such amount reflects the purchase of 57,688,294 Shares outstanding and 12,667,686 Shares issuable pursuant to the exercise of outstanding options.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $531,188
Form or Registration No.: Schedule 14D-1
Filing Part: Niner Acquisition, Inc., VNU USA, Inc. and VNU N.V.
Date Filed: August 20, 1999

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
                                 SCHEDULE 14D-1

CUSIP NO. 653929307

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(1) Name of Reporting Persons:
    I.R.S. Identification No. of above person (Entities Only):

      Niner Acquisition, Inc.--13-4073792
--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC Use Only

--------------------------------------------------------------------------------

(4) Source of funds

      AF
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of origin:

      Delaware
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person:

      54,733,956
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in row (7) excludes certain shares:

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented to amount in row (7):

      94.8%
--------------------------------------------------------------------------------

(10) Type of reporting person:

      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 653929307

--------------------------------------------------------------------------------

(1) Name of Reporting Persons:
    I.R.S. Identification No. of above person (Entities Only):

      VNU USA, Inc.--22-2145575
--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group:

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC Use Only

--------------------------------------------------------------------------------

(4) Source of funds:

      AF
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization:

      New York
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person:

      54,733,956
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in row (7) excludes certain shares:

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented to amount in row (7):

      94.8%%
--------------------------------------------------------------------------------

(10) Type of reporting person:

      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 653929307

--------------------------------------------------------------------------------

(1) Name of Reporting Persons:
    I.R.S. Identification No. of above person (Entities Only):

      VNU N.V.--N/A
--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC Use Only

--------------------------------------------------------------------------------

(4) Source of funds

      BK
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of origin:

      The Netherlands
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person:

      54,733,956
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in row (7) excludes certain shares:

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented to amount in row (7):

      94.8%
--------------------------------------------------------------------------------

(10) Type of reporting person:

      CO
--------------------------------------------------------------------------------

                                  TENDER OFFER

    This Amendment No. 7 to Tender Offer Statement on Schedule 14D-1 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on August 20, 1999 (the "Schedule 14D-1") by Niner Acquisition, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of VNU USA, Inc., a New York corporation ("Parent") and indirect wholly owned subsidiary of VNU N.V., a company organized under the laws of the Netherlands ("VNU"). The Schedule 14D-1 relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Nielsen Media Research, Inc., a Delaware corporation (the "Company"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 15, 1996 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent, at a price of $37.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the
Schedule 14D-1. The Schedule 14D-1, as amended by this Amendment No. 7, also constitutes a Statement on Schedule 13D with respect to the acquisition by Purchaser of beneficial ownership of the Shares pursuant to the Offer. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF SUBJECT COMPANY.

    Item 6 is hereby amended to add the following:

    On October 26, 1999, Purchaser accepted for purchase and payment, pursuant to its tender offer for all outstanding shares of the common stock of the Company at $37.75 per share net to the seller in cash, all Shares of the Company's common stock which were validly tendered and not withdrawn (including shares pursuant to guarantee of delivery) as of the expiration of its tender offer at 12:00 midnight, New York City time, on October 25, 1999. Purchaser believes that approximately 54,733,956 shares, or 94.8% of the total issued and outstanding Company shares on such date, were validly tendered pursuant to the tender offer and not withdrawn.

    On October 27, 1999, at 4:00 p.m., Eastern Standard Time (the "Effective Time"), pursuant to the Merger Agreement (as defined in the Offer to Purchase), the merger of Purchaser with and into the Company was consummated (the "Merger"). As a result of the Merger, as of the Effective Time, (a) all issued and outstanding Shares of the Company (other than shares held by the Company or any of its subsidiaries, Shares held by Parent or any of its subsidiaries, or Shares held by stockholders, if any, of the Company who exercise their dissenters' rights pursuant to applicable provisions of Delaware law) were automatically converted into the right to receive $37.75 per share in cash, and
(b) each issued and outstanding share of Purchaser was converted into one validly issued, fully paid and nonassessable share of Common Stock of the Company. Parent, the holder of all one thousand (1,000) shares of Common Stock of the Purchaser, thus became the owner of one thousand (1,000) shares of Common Stock of the Company, representing 100% of the issued and outstanding shares of Common Stock of the Company.

ITEM 10. ADDITIONAL INFORMATION.

    Additionally, Item 10(f) is hereby amended and supplemented to include the following information:

    On October 25, 1999, Niner Acquisition, Inc., VNU USA, Inc. and VNU N.V. entered into a Joint Filing Agreement, a copy of which is filed as Exhibit (c)(4) to the Schedule 14D-1, which relates to the Statement on
Schedule 13D that has been filed herewith in connection with the Offer.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented by adding the following at the end thereof:

    (a)(14)  Press Release of VNU dated October 26, 1999.

    (a)(15)  Press Release of VNU dated October 27, 1999.

    (c)(4)   Joint Filing Agreement, dated as of October 25, 1999, among
             Niner Acquisition, Inc., VNU USA, Inc. and VNU N.V.

                                   SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.

Dated: October 28, 1999

                                                       NINER ACQUISITION, INC.

                                                       By:           /s/ THOMAS A. MASTRELLI
                                                            -----------------------------------------
                                                                    Name: Thomas A. Mastrelli
                                                                         Title: PRESIDENT
                                                       VNU USA, INC.

                                                       By:           /s/ THOMAS A. MASTRELLI
                                                            -----------------------------------------
                                                                    Name: Thomas A. Mastrelli
                                                                  Title: CHIEF OPERATING OFFICER

                                                       VNU N.V.

                                                       By:              /s/ FRANS CREMERS
                                                            -----------------------------------------
                                                                       Name: Frans Cremers
                                                                  Title: CHIEF FINANCIAL OFFICER